ARMSTRONG WORLD INDUSTRIES, INC. 2500 COLUMBIA AVE., P.O. BOX 3001 LANCASTER, PA 17604 717.397.0611 www.armstrong.com
DAVID S. SCHULZ SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER PHONE: (717) 396-3296 FAX: (717) 396-6046 E-MAIL: dsschulz@armstrong.com May 12, 2014

Via EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-4631

Dear Mr. O’Brien:

Re:	Armstrong World Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 24, 2014

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Filed April 28, 2014

Response dated April 30, 2014

File No. 1-2116

We acknowledge receipt of your comment letter dated April 30, 2014. For your convenience in reviewing our response, we have repeated each comment and presented our response thereto. We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 1A. Risk Factors, page 11

Comment

1.	In future filings, please avoid generic risk factors that appear to discuss risks that could apply to any company and ensure that your risk factors elaborate on the material risk currently impacting your business. In particular, we note the risk factor entitled “Key Customers.”

Armstrong Response

We regularly undertake comprehensive reviews of the risks that apply to our businesses and strive to avoid disclosure or characterizations of risks that may appear to be generic. We will continue this practice for future filings, taking into consideration the Staff’s comment.

Mr. Terence O’Brien	- 2 -	May 12, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Comment

2.	In future filings and consistent with your fiscal year 2012 Form 10-K, please provide a discussion and analysis of liquidity and capital resources for all three fiscal years presented rather than the two most recent fiscal years. Please refer to Instruction 1 to Item 303(a) of Regulation S-K for guidance.

Armstrong Response

We will include discussion and analysis of liquidity and capital resources for all three fiscal years presented in the Statement of Cash Flows in our 2014 Form 10-K.

Signatures

Comment

3.	This report does not appear to have been signed by a majority of your directors. Refer to General Instruction D(2)(a) and (b) of Form 10-K. Please advise.

Armstrong Response

All of our directors manually executed our Report on Form 10-K prior to the date on which we filed it with the Commission. While we disclose this fact on the Signature Page of this report, we acknowledge that the inclusion of conformed signatures for each director in applicable future filings, per General Instruction D(2)(b) of Form 10-K, would be more appropriate.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 27

Results of Continuing Operations, page 29

Comment

4.	We note that your effective tax rate has had significant variability between periods presented with a continuing reference to changes in the mix of income in tax jurisdictions among other factors. In future filings, please expand upon this disclosure to provide investors with additional insight into the tax jurisdictions materially impacting your effective tax rate for each period presented that includes quantified information. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures that you would have included in your first quarter of fiscal year 2014 Form 10-Q in response to this comment.

Armstrong Response

In future filings, we will provide investors with more detailed discussion regarding the material factors causing variability in the effective tax rate. The updated disclosures that we would have included in our first quarter 2014 Form 10-Q are (new disclosures are underlined):

Income tax expense was $19.3 million and $11.9 million for the first quarter of 2014 and 2013, respectively. The effective tax rate for the first quarter of 2014 was 53.3% as compared to a rate of 78.8% for the same period of 2013. The effective tax rate for the first quarter of 2014 was lower than the comparable period of 2013 primarily due to mix of income and a lower rate impact of unbenefitted foreign losses. During the first quarter of both 2014 and 2013, foreign losses of approximately the same aggregate amount were primarily incurred in China and Russia, mainly due to start-up costs associated with plant construction activities, as well as losses in other foreign locations. Tax benefits for these foreign losses, which would have reduced consolidated income tax expense, were not recorded (unbenefitted) because our ability to utilize these tax benefits in future periods is uncertain. Increased domestic income during the first quarter of 2014, in comparison to the comparable period of 2013, reduced the impact of the unbenefitted foreign losses and correspondingly reduced the first quarter 2014 effective tax rate. First quarter 2013 income was lower as a result of the write-off of unamortized debt financing costs related to our previous credit facility to interest expense.

We will include similar disclosures in future filings.

Mr. Terence O’Brien	- 3 -	May 12, 2014

Financial Condition and Liquidity, page 32

Comment

5.	We note that you attribute the negative trend in your operating cash flows to a change in working capital without any additional insight as to the material factors contributing to this negative trend other than to note that cash flow is generally lower in the first and fourth quarters. We further note that the ratios of accounts and notes receivable as a percentage of quarterly net sales and inventories as a percentage of quarterly cost of goods sold increased in comparison to the prior quarter. Finally, we note that there was a negative impact from the timing of payments of accounts payable and accrued expenses. Please confirm to us that you will provide investors with a discussion and analysis of the material components of your working capital that includes the factors contributing to changes in those material components in future filings to the extent that changes in working capital has a material impact, positive or negative, to your operating cash flows. Please provide us with the disclosures that you would have included in your first quarter of fiscal year 2014 Form 10-Q in response to this comment.

Armstrong Response

In future filings, we will provide investors with more detailed discussion regarding the material components of our working capital, and any material changes that affect our operating cash flows.

The updated disclosures that we would have included in our first quarter 2014 Form 10-Q are (new disclosures are underlined):

Operating activities in the first three months of 2014 used $32.9 million of cash, compared to $14.0 million in the first three months of 2013. The increase in cash used was primarily driven by changes in working capital, partially offset by higher earnings. The main working capital components that affected operating cash flows for the comparative periods were increases in inventory and accounts receivable and a decrease in accounts payable. Factors that contributed to the increases in inventory were higher raw materials costs (particularly lumber) and the impact of weather in the U.S during the first quarter of 2014. The accounts receivable increase resulted from the timing of customer payments. The accounts payable decrease was primarily related to the timing of plant construction activities in China and Russia.

Mr. Terence O’Brien	- 4 -	May 12, 2014

In connection with our response to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further clarification, please feel free to contact Steve McNamara at (717) 396-3420 or me at (717) 396-3296.

Sincerely,

David S. Schulz
Senior Vice President and Chief Financial Officer